Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-284538

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 27, 2026. GS Finance Corp. $ Leveraged Buffered S&P 500® Equal Weight Index-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.

The notes (CUSIP: 40058LLR9) do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be October 5, 2028) is based on the performance of the S&P 500® Equal Weight Index as measured from the trade date (expected to be September 30, 2026) to and including the determination date (expected to be October 2, 2028).

If the final index level on the determination date is greater than the initial index level (set on the trade date and will be an intra-day level or the closing level of the index on the trade date), the return on your notes will be positive and will equal 1.5 times the index return, subject to the maximum settlement amount of at least $1,230 (set on the trade date) for each $1,000 face amount of your notes.

If the final index level declines by up to 10% from the initial index level, you will receive the face amount of your notes. If the final index level declines by more than 10% from the initial index level, the return on your notes will be negative and will equal the index return plus 10%. You could lose a significant portion of the face amount of your notes.

To determine your payment at maturity, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●
if the index return is positive (the final index level is greater than the initial index level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.5 times (c) the index return, subject to the maximum settlement amount;
●
if the index return is zero or negative but not below -10% (the final index level is equal to the initial index level or is less than the initial index level, but not by more than 10%), $1,000; or
●
if the index return is negative and is below -10% (the final index level is less than the initial index level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the index return plus 10%. You will receive less than the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-9.

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $925 and $965 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	expected to be October 5, 2026	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount*	Net proceeds to the issuer:	% of the face amount

* See “Supplemental Plan of Distribution; Conflicts of Interest” on page PS- for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. dated , 2026.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $925 and $965 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $ per $1,000 face amount).

Prior to , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through ). On and after , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•
General terms supplement no. 17,745 dated January 20, 2026
•
Prospectus supplement dated February 14, 2025
•
Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

TERMS AND CONDITIONS

CUSIP / ISIN: 40058LLR9 / US40058LLR95

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underlier: the S&P 500® Equal Weight Index (current Bloomberg symbol: “SPW Index”), or any successor underlier, as it may be modified, replaced or adjusted from time to time as provided herein

Face amount: $ in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date.

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount: On the stated maturity date, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to the cash settlement amount.

Cash settlement amount:

●
if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;
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if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return;
●
if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or
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if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount

Initial underlier level (set on the trade date): an intra-day level or the closing level of the underlier on the trade date

Final underlier level: the closing level of the underlier on the determination date, subject to adjustment as provided in “— Consequences of a market disruption event or a non-trading day” and “— Discontinuance or modification of the underlier” below

Cap level (set on the trade date): at least approximately 115.333% of the initial underlier level

Maximum settlement amount (set on the trade date): at least $1,230

Upside participation rate: 150%

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Buffer level: 90% of the initial underlier level

Buffer rate: 100%

Buffer amount: 10%

Trade date: expected to be September 30, 2026

Original issue date (set on the trade date): expected to be October 5, 2026

Determination date (set on the trade date): expected to be October 2, 2028, unless the calculation agent determines that a market disruption event occurs or is continuing on such day or such day is not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If a market disruption event occurs or is continuing on the day that is the last possible determination date or such last possible day is not a trading day, that day will nevertheless be the determination date.

Stated maturity date (set on the trade date): expected to be October 5, 2028, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day. The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Closing level: for any given trading day, the official closing level of the underlier or any successor underlier published by the underlier sponsor on such trading day

Trading day: a day on which the respective principal securities markets for all of the underlier stocks are open for trading, the underlier sponsor is open for business and the underlier is calculated and published by the underlier sponsor

Successor underlier: any substitute underlier approved by the calculation agent as a successor underlier as provided under “— Discontinuance or modification of the underlier” below

Underlier sponsor: at any time, the person or entity, including any successor sponsor, that determines and publishes the underlier as then in effect. The notes are not sponsored, endorsed, sold or promoted by the underlier sponsor or any of its affiliates and the underlier sponsor and its affiliates make no representation regarding the advisability of investing in the notes.

Underlier stocks: at any time, the stocks that comprise the underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to the underlier:

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a suspension, absence or material limitation of trading in underlier stocks constituting 20% or more, by weight, of the underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,
●
a suspension, absence or material limitation of trading in option or futures contracts relating to the underlier or to underlier stocks constituting 20% or more, by weight, of the underlier in the respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or
●
underlier stocks constituting 20% or more, by weight, of the underlier, or option or futures contracts, if available, relating to the underlier or to underlier stocks constituting 20% or more, by weight, of the underlier do not trade on what were the respective primary markets for those underlier stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that such event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

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a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
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a decision to permanently discontinue trading in option or futures contracts relating to the underlier or to any underlier stock.

For this purpose, an “absence of trading” in the primary securities market on which an underlier stock is traded, or on which option or futures contracts relating to the underlier or an underlier stock are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an underlier stock or in option or futures contracts, if available, relating to the underlier or an underlier stock in the primary market for that stock or those contracts, by reason of:

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a price change exceeding limits set by that market,
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an imbalance of orders relating to that underlier stock or those contracts, or
●
a disparity in bid and ask quotes relating to that underlier stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

Consequences of a market disruption event or a non-trading day: If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination date” above.

If the calculation agent determines that the closing level of the underlier that must be used to determine the cash settlement amount is not available on the last possible determination date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or modification of the underlier” below), the calculation agent will nevertheless determine the closing level of the underlier based on its assessment, made in its sole discretion, of the level of the underlier on that day.

Discontinuance or modification of the underlier: If the underlier sponsor discontinues publication of the underlier and the underlier sponsor or any other person or entity publishes a substitute underlier that the calculation agent determines is comparable to the underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the amount payable on the stated maturity date by reference to such successor underlier.

If the calculation agent determines that the publication of the underlier is discontinued and there is no successor underlier, the calculation agent will determine the amount payable on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the underlier.

If the calculation agent determines that (i) the underlier, the underlier stocks or the method of calculating the underlier is changed at any time in any respect — including any addition, deletion or substitution and any reweighting or rebalancing of the underlier or the underlier stocks and whether the change is made by the underlier sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason — and is not otherwise reflected in the level of the underlier by the underlier sponsor pursuant to the then-current underlier methodology of the underlier or (ii) there has been a split or reverse split of the underlier, then the calculation agent will be permitted (but not required) to make such adjustments in the underlier or the method of its calculation as it believes are appropriate to ensure that the final underlier level, used to determine the amount payable on the stated maturity date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as a pre-paid derivative contract in respect of the underlier.

Overdue principal rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; the underlier level on any day throughout the life of the notes, including the final underlier level on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-9 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	150%
Cap level	approximately 115.333% of the initial underlier level
Maximum settlement amount	$1,230
Buffer level	90% of the initial underlier level
Buffer rate	100%
Buffer amount	10%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	123.000%
185.000%	123.000%
160.000%	123.000%
120.000%	123.000%
115.333%	123.000%
110.000%	115.000%
105.000%	107.500%
100.000%	100.000%
99.000%	100.000%
95.000%	100.000%
92.000%	100.000%
90.000%	100.000%
65.000%	75.000%
40.000%	50.000%
20.000%	30.000%
0.000%	10.000%

If, for example, the final underlier level were determined to be 20.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 30.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 70.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final underlier level were determined to be 0.000% of the initial underlier level, you would lose 90.000% of your investment in the notes. In addition, if the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 123.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over approximately 115.333% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels are expressed as percentages of the initial underlier level. The chart shows that any hypothetical final underlier level of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to approximately 115.333 (the section right of the 115.333% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-10.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 17,745. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 17,745. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 17,745.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 65 of the accompanying prospectus.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose a Substantial Portion of Your Investment in the Notes

You can lose a substantial portion of your investment in the notes. The cash payment on your notes on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level to the closing level on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) $1,000 times (ii) the sum of the underlier return plus the buffer amount. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

●
the level of the underlier;
●
the volatility – i.e., the frequency and magnitude of changes – in the closing level of the underlier;
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the dividend rates of the underlier stocks;
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economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier;
●
interest rates and yield rates in the market;
●
the time remaining until your notes mature; and
●
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underlier based on its historical performance.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the maximum settlement amount. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Additional Risks Related to the Underlier

The Policies of the Underlier Sponsor and Changes That Affect the Underlier or the Underlier Stocks Could Affect the Payment Amount on Your Notes and Their Market Value

The policies of the underlier sponsor concerning the calculation of the level of the underlier, additions, deletions or substitutions of underlier stocks and the manner in which changes affecting the underlier stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the level of the underlier could affect the level of the underlier and, therefore, the cash settlement amount on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the underlier sponsor changes these policies, for example, by changing the manner in which it calculates the level of the underlier or if the underlier sponsor discontinues or suspends calculation or publication of the level of the underlier, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the closing level of the underlier is not available on the determination date because of a market disruption event or for any other reason, the calculation agent — which initially will be GS&Co., our affiliate — may determine the closing level of the underlier — and thus the amount payable on your notes — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the closing levels of the underliers on the determination date and the amount payable on your notes more fully under “Terms and Conditions — Discontinuance or modification of the underlier” above.

Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the S&P 500® Equal Weight Index, There Is No Affiliation Between the Underlier Stock Issuers or the Underlier Sponsor and Us

The common stock of The Goldman Sachs Group, Inc. is one of the underlier stocks comprising the S&P 500® Equal Weight Index. We are not otherwise affiliated with the issuers of the underlier stocks or the underlier sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future own securities of, or engage in business with, the underlier sponsor or the underlier stock issuers. Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underlier or any of the other underlier stock issuers. You, as an investor in your notes, should make your own investigation into the underlier and the underlier stock issuers. See “The Underlier” below for additional information about the underlier.

Neither the underlier sponsor nor any of the other underlier stock issuers are involved in the offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the underlier sponsor nor any of the other underlier stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the market value of your notes.

Risks Related to Tax

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The S&P 500® Equal Weight Index, which we also refer to in this description as the “index”:

•
is an equity index, and therefore cannot be invested in directly;
•
does not file reports with the SEC because it is not an issuer;
•
was first launched on January 8, 2003 based on an initial value of 353; and
•
is sponsored by S&P Dow Jones Indices LLC (“S&P”).

The S&P 500® Equal Weight Index is designed to be the size-neutral version of the S&P 500® Index. The S&P 500® Equal Weight Index employs the same eligibility criteria and constituent changes as the S&P 500® Index and the S&P 500® Equal Weight Index has the same constituents as the S&P 500® Index. At each quarterly rebalancing, each constituent of the S&P 500® Equal Weight Index is allocated the same weight as every other constituent in the index. The Index is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. Additional information (including the sector weights) is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500-equal-weight-index/#overview. We are not incorporating by reference the websites or any material they include in this pricing supplement.

Index Construction

The S&P 500® Equal Weight Index is an equal-weighted version of the S&P 500® Index. Index composition is the same as the S&P 500® Index. Constituent changes are incorporated in the S&P 500® Equal Weight Index, as and when they are made in the S&P 500® Index. For information about the S&P 500® Index, please see “S&P 500® Index” below.

When a company is added to the S&P 500® Equal Weight Index in the middle of the quarter, it takes the weight of the company that it replaced. The one exception is when a company is removed from the S&P 500® Equal Weight Index at a price of $0.00. In such a case, the company’s replacement is added to the index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted company was not valued at $0.00.

Weighting

The S&P 500® Equal Weight Index is an equal-weighted index, meaning an index where every stock, or company, has the same weight in the index. As stock prices move, the weights will shift and exact equality will be lost. Therefore, an equal weighted index must be rebalanced from time to time to re-establish the proper weighting.

The S&P 500® Equal Weight Index is reset to equal weight quarterly after the close of business on the third Friday of March, June, September, and December. The reference date for weighting is the second Friday of the reweighting month and changes are effective after the close of the following Friday using prices as of the reweighting reference date, and membership, shares outstanding, and investable weight factors (“IWF”) as of the reweighting effective date. For those companies having multiple share class lines in the index, each share class line is assigned a weight that is proportional to its float-adjusted market capitalization as of the second Friday pricing reference date. Since index shares are assigned based on prices one week prior to the rebalancing, the actual weight of each company at the rebalancing differs from the target equal weights due to market movements.

Index Calculation

The overall approach to calculate the level of the S&P 500® Equal Weight Index is the same as the S&P 500® Index; except that each constituent’s market value in the S&P 500® Index is multiplied by its additional weight factor (AWF). The AWF is a number used to convert a constituent’s market value in the S&P 500® Index into an equal weight in the S&P 500® Equal Weight Index at the most recent quarterly rebalancing, while maintaining the total market value of the S&P 500® Index. Between quarterly rebalancings, the AWFs are fixed and therefore the weights of the constituents in the S&P 500® Equal Weight Index will shift as constituent prices increase or decrease. In order to re-establish equal weighting, new AWFs are calculated on a quarterly basis.

Index Maintenance

Several types of corporate actions, and their related treatment, are listed in the table below.

Corporate Action	Treatment
Company addition/deletion

Fixed Component Count Index Treatment (Stock Replacements)

The company entering the index goes in at the weight of the company coming out. If a company is being removed at a price of $0.00, the replacement goes in at the weight of the deleted company at the close on the day before the effective date. If more than one company is being replaced in the index on a single date, the replacements are added in the order specified in the client announcement. There will be change in index market capitalization and no divisor change for stock replacements except where a company is removed at a price of zero as noted above.

Deletion

The weights of all stocks in the index will proportionately change, due to the absolute change in the number of index constituents. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization

Change in shares outstanding	Shares outstanding changes are offset by an AWF. There is no change to the index market capitalization and no divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Change in IWF	IWF changes are offset by an AWF. There is no change to the index market capitalization and no divisor adjustment.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment
Rights offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The change in price and shares is offset by an AWF to keep the index market capitalization (stock weight) unchanged. There is no change to the index market capitalization and no divisor adjustment.

S&P 500® Index

The S&P 500® Index:

•
is an equity index, and therefore cannot be invested in directly;
•
does not file reports with the SEC because it is not an issuer;
•
was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943; and
•
is sponsored by S&P Dow Jones Indices LLC (“S&P”).

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. domiciled equity market. Although the S&P 500® Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the S&P 500® Index prior to July 31, 2017 may be represented by multiple share class lines in the S&P 500® Index. The S&P 500® Index is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. Additional information about the S&P 500® Index (including the sector weights) is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com. We are not incorporating by reference the websites or any material they include in this pricing supplement.

S&P intends for the S&P 500® Index to provide a performance benchmark for the large-cap U.S. domiciled equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P Index Committee. Relevant criteria for additions to the S&P 500® Index that are employed by S&P include: the company proposed for addition should have an unadjusted company market capitalization of $22.7 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); the float-adjusted liquidity ratio of the stock (defined as the annual dollar value traded divided by the float-adjusted market capitalization) should be greater than or equal to 0.75 at the time of the addition to the S&P 500® Index and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date (current constituents have no minimum requirement), where the annual dollar value traded is calculated as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date (reduced to the available trading period for IPOs, spin-offs or public companies considered to be U.S. domiciled for index purposes that do not have 365 calendar days of trading history on a U.S. exchange); the company must be a U.S.-domiciled company (characterized as a company that satisfies U.S. Securities Exchange Act’s periodic reporting obligations by filing certain required forms for domestic issuers (e.g., Form 10-K annual reports, Form 10-Q quarterly reports and Form 8-K current reports, among others) and with a listing of the common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market, Cboe BZX (formerly Bats BZX), Cboe BYX (formerly Bats BYX), Cboe EDGA (formerly Bats EDGA) or Cboe EDGX (formerly Bats EDGX) (each, an “eligible exchange”)); the proposed constituent has an investable weight factor (“IWF”) of 10% or more; the inclusion of the company will contribute to sector balance in the S&P 500® Index relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (for former SPACs, S&P considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in the S&P 500® Index; spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the S&P 500® Index). In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the S&P 500® Index provided they meet the unadjusted company level market capitalization eligibility criteria for the S&P 500® Index. Migrations from the S&P MidCap 400® Index or the S&P SmallCap 600® Index do not need to meet the financial viability, liquidity, or 50% of the S&P 500® Index’s unadjusted company level minimum market capitalization threshold criteria. Further, constituents of the S&P Total Market Index Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the S&P 500® Index, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) that acquire a constituent of the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index that do not fully meet all of the eligibility criteria may still be added to the S&P 500® Index at the discretion of the Index Committee if the merger consideration includes the acquiring company issuing stock to target company shareholders, and the Index Committee determines that the addition could minimize turnover and enhance the representativeness of the S&P 500® Index as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the S&P 500® Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in S&P’s discretion. S&P evaluates additions and deletions with a view to maintaining S&P 500® Index continuity.

For constituents included in the S&P 500® Index prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the S&P 500® Index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the S&P 500® Index while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the S&P 500® Index. If an S&P 500® Index constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the S&P 500® Index at the discretion of the S&P Index Committee.

Calculation of the S&P 500® Index

The S&P 500® Index is calculated using a base-weighted aggregative methodology. This discussion describes the “price return” calculation of the S&P 500® Index. The applicable pricing supplement will describe the calculation if the underlier for your securities is not the price return calculation. The value of the S&P 500® Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the S&P 500® Index times the number of shares of such stock included in the S&P 500® Index, and the denominator of which is the divisor, which is described more fully below. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the S&P 500® Index.

The S&P 500® Index is also sometimes called a “base-weighted aggregative index” because of its use of a divisor. The “divisor” is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital after the “base date” as described below. The level of the S&P 500® Index reflects the total market value of all index stocks relative to the index’s base date of 1941-43.

In addition, the S&P 500® Index is float-adjusted, meaning that the share counts used in calculating the S&P 500® Index reflect only those shares available to investors rather than all of a company’s outstanding shares. S&P seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “strategic holders”). To this end, S&P excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, hedge funds, asset managers that do not have direct board of director representation (including stakeholders who may have the right to appoint a board of director member but choose not to do so, stakeholders who have exercised a right to appoint a board of director “observer” even if that observer is employed by the stakeholder and stakeholders who have exercised a right to appoint an independent director who is not employed by the stakeholder), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in S&P 500® Index calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Maintenance of the S&P 500® Index

In order to keep the S&P 500® Index comparable over time S&P engages in an index maintenance process. The S&P 500® Index maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the S&P 500® Index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the S&P 500® Index methodology, at least once within any 12 month period, the S&P Index Committee reviews the S&P 500® Index methodology to ensure the S&P 500® Index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the S&P 500® Index, or investment and financial experts.

Divisor Adjustments

The two types of adjustments primarily used by S&P are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the S&P 500® Index. Set forth below under “Adjustments for Corporate Actions” is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected index stock and consequently of altering the aggregate market value of the index stocks following the event. In order that the level of the S&P 500® Index not be affected by the altered market value (which could be an increase or decrease) of the affected index stock, S&P generally derives a new divisor by dividing the post-event market value of the index stocks by the pre-event index value, which has the effect of reducing the S&P 500® Index’s post-event value to the pre-event level.

Changes to the Number of Shares of a Constituent

The index maintenance process also involves tracking the changes in the number of shares included for each of the index companies. Changes as a result of mandatory events, such as mergers or acquisition driven share/IWF changes, stock splits and mandatory distributions are not subject to a minimum threshold for implementation and are implemented when the transaction occurs. At S&P’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made with the quarterly share updates as described below. Material share/IWF changes resulting from certain non-mandatory corporate actions follow the accelerated implementation rule. Non-material share/IWF changes are implemented quarterly.

Material Share/IWF Changes – Accelerated Implementation Rule

1. Public offerings. Public offerings of new company-issued shares and/or existing shares offered by selling shareholders, including block sales and spot secondaries, will be eligible for accelerated implementation treatment if the size of the event meets the materiality threshold criteria:

(a) at least US $150 million, and

(b) at least 5% of the pre-event total shares.

In addition to the materiality threshold, public offerings must satisfy the following conditions:

•
be underwritten.
•
have a publicly available prospectus, offering document, or prospectus summary filed with the relevant authorities.
•
have a publicly available confirmation from an official source that the offering has been completed.

Public offerings that include both new company shares and existing shares sold by shareholders are implemented if either offering, or the combined size of both offerings, represents at least 5% of the total shares and is valued at US $150 million. Any concurrent share repurchases by the affected company is included in the implementation.

2. Dutch Auctions, self-tender offer buybacks, and split-off exchange offers. These non-mandatory corporate action types will be eligible for accelerated implementation treatment regardless of size once the final results are publicly announced and verified by S&P.

For companies with multiple share class lines, the criteria specified above apply to each individual multiple share class line rather than total company shares.

Accelerated implementation for events less than US $1 billion includes an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the subsequent annual IWF review.

For accelerated implementation of at least US $1 billion, S&P applies the share change, and any resulting IWF change, using the latest share and ownership information publicly available upon confirmation of the event, even if the offering size is below the 5% threshold. This exception ensures that very large events are recognized in a timely manner using the latest available information. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00.

Market Specific Accelerated Implementation Rules

Non-fully paid or non-fully settled offerings, such as subscription receipts forward sales agreements, are ineligible for accelerated implementation. Share updates resulting from completion of subscription receipts terms, or the settlement of forward sale agreements, are updated at a future quarterly rebalancing.

Announcement Policy

For accelerated implementation, S&P provides at least two (2) business days’ notice for all non-U.S. listed stocks and U.S. listed depositary receipts, and one (1) business days’ notice for all non-depositary receipt U.S. listed stocks.

Non-Material Share/IWF Changes – Quarterly Implementation

All non-mandatory events not covered or implemented via the accelerated implementation rule (including but not limited to certain private placements, acquisition of private companies, and conversion of non-index share lines) are reviewed quarterly, effective after the close of the third Friday of the third month in each calendar quarter and as per below.

Share Updates

At each quarterly review, shares outstanding are updated to the latest available information as of the rebalancing reference date.

IWF Updates

At the quarterly review, IWF changes are only made if there is a share change of at least 5% of total current shares outstanding and if the adjusted IWF absolute change is at least 5, with IWF adjustments limited to the extent necessary to help reflect the corresponding share change.

For quarterly share change events, unless there is explicit information stating that the new shares are not available to the market, shares are generally considered to be available to all investors and reflected in the IWF. Events such as conversion of derivative securities, acquisitions of private companies, or acquisitions of non-index companies that do not trade on a major exchange are generally implemented as described above.

Other than the situations described above, please note that IWF changes are only made at the annual IWF review.

Rebalancing Guidelines – Share/IWF Reference Date & Freeze Period

A reference date, after the market close five weeks prior to the third Friday in March, June, September, and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes. All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter’s update. In addition, there is a freeze period on a quarterly basis for any changes that result from the accelerated implementation rules.

Pro-forma files for float-adjusted market capitalization indices are generally released after the market close on the first Friday, two weeks prior to the rebalancing effective date. Pro-forma files for capped and alternatively weighted indices are generally released after the market close on the second Friday, one week prior to the rebalancing effective date. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the share/IWF freeze period will begin after the close of trading on Tuesday, March 9 and will end after the close of trading the following Friday, March 19 (i.e. the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed and the accelerated implementation rule is suspended, except for mandatory corporate action events (such as merger activity, stock splits, and rights offerings). The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date. For these non-mandatory events, S&P uses shares and IWF data as of the upcoming rebalancing effective date to calculate the size of the event and in turn assess if the event qualifies the accelerated implementation rule.

Adjustments for Corporate Actions

There is a large range of corporate actions that may affect companies included in the S&P 500® Index. Certain corporate actions require S&P to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the S&P 500® Index from changing as a result of the corporate action. This helps ensure that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index.

Spin-Offs

As a general policy, a spin-off security is added to the S&P 500® Index on the ex-date at a price of zero (with no divisor adjustment) and will remain in the S&P 500® Index for at least one trading day. The spin-off security will remain in the S&P 500® Index if it meets all eligibility criteria. If the spin-off security is determined ineligible to remain in the S&P 500® Index, it will generally be removed after at least one day of regular way trading (with a divisor adjustment). The weight of the spin-off being deleted is reinvested across all the index components proportionately such that the relative weights of all index components are unchanged. The net change in index market capitalization will cause a divisor change.

Companies that are spun off from a constituent of the S&P 500® Index do not need to meet the eligibility criteria for new constituents, but they should be considered U.S. domiciled for index purposes. At the discretion of the Index Committee, a spin-off company may be retained in the S&P 500® Index if the Index Committee determines it has a total market capitalization representative of the S&P 500® Index. If the spin-off company’s estimated market capitalization is below the minimum unadjusted company market capitalization for the S&P 500® Index but there are other constituent companies in the S&P 500® Index that have a significantly lower total market capitalization than the spin-off company, the Index Committee may decide to retain the spin-off company in the S&P 500® Index.

Several additional types of corporate actions, and their related treatment, are listed in the table below.

Corporate Action	Treatment
Company addition/deletion

Addition

Companies are added at the float market capitalization weight. The net change to the index market capitalization causes a divisor adjustment.

Deletion

The weights of all stocks in the index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization

Change in shares outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the index. The change to the index market capitalization causes a divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the index. A net change to the index market capitalization causes a divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the index does not make any adjustments to the price or shares of the stock. As a result there are no divisor adjustments to the index.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment
Rights offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in market capitalization causes a divisor adjustment.

Any company that is removed from the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index must wait a minimum of one year from its removal date before being reconsidered as a replacement candidate for the S&P 500® Index.

Recalculation Policy

S&P reserves the right to recalculate and republish the S&P 500® Index at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed or misapplied corporate action; (3) incorrect application of an index methodology; (4) late announcement of a corporate action; or (5) incorrect calculation or data entry error. The decision to recalculate the S&P 500® Index is made at the discretion of the index manager and/or index committee, as further discussed below. The potential market impact or disruption resulting from a recalculation is considered when making any such decision. In the event of an incorrect closing price, a missed or misapplied corporate action, a late announcement of a corporate action, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, generally the S&P 500® Index is recalculated. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the S&P 500® Index should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of index constituents, the index committee shall determine whether or not to recalculate the S&P 500® Index following specified guidelines. In the event that the S&P 500® Index is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.

Calculations and Pricing Disruptions

Closing levels for the S&P 500® Index are calculated by S&P based on the closing price of the individual constituents of the S&P 500® Index as set by their primary exchange. Closing prices are received by S&P from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. Official end-of-day calculations are based on each stock’s primary market closing price. Prices used for the calculation of real time index values are based on the “Consolidated Tape”. The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the “Consolidated Tape” is operational.

If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C. A notice is published on the S&P website at spglobal.com indicating any changes to the prices used in S&P 500® Index calculations. In extreme circumstances, S&P may decide to delay index adjustments or not publish the S&P 500® Index. Real-time indices are not restated.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions: Market Disruption Prior to Open of Trading:

(i)
If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.
(ii)
If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

If exchanges indicate that trading will not resume for a given day, the S&P 500® Index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday S&P 500® Index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

License Agreement between S&P and GS Finance Corp.

The S&P 500® Equal Weight Index and the S&P 500® Index are products of S&P Dow Jones Indices LLC, and have been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Equal Weight Index or the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to Goldman with respect to the S&P 500® Equal Weight Index and the S&P 500® Index is the licensing of these indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Equal Weight Index and the S&P 500® Index are determined, composed and calculated by S&P Dow Jones Indices without regard to Goldman or the notes. S&P Dow Jones Indices have no obligation to take the needs of Goldman or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Equal Weight Index or the S&P 500® Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Equal Weight Index or the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® EQUAL WEIGHT INDEX OR THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GOLDMAN, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® EQUAL WEIGHT INDEX OR THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GOLDMAN, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underlier has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in you receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from January 1, 2021 through August 25, 2026. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the S&P 500® Equal Weight Index

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●
a dealer in securities or currencies;
●
a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●
a bank;
●
a life insurance company;
●
a regulated investment company;
●
an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●
a tax exempt organization;
●
a partnership;
●
a person that owns a note as a hedge or that is hedged against interest rate risks;
●
a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
●
a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

●
a citizen or resident of the United States;
●
a domestic corporation;
●
an estate whose income is subject to U.S. federal income tax regardless of its source; or
●
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes – in the absence of a change in law, an administrative determination or a judicial ruling to the contrary – to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Holders” in the accompanying prospectus. Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

This section applies to you only if you are a non-United States holder. You are a non-United States holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

●
a nonresident alien individual;
●
a foreign corporation; or
●
an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — Non-United States Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective non-United States holders of the notes should consult their tax advisor in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the underlier during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2027, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

See “Supplemental Plan of Distribution” on page S-51 of the accompanying general terms supplement no. 17,745 and “Plan of Distribution — Conflicts of Interest” on page 127 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $ .

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. GS&Co. will pay a fee of % of the face amount to an affiliate of the dealer in connection with certain services provided directly by such affiliate to the dealer. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to deliver the notes against payment therefor in New York, New York on October 5, 2026. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 17,745, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 17,745, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 17,745, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$

GS Finance Corp.

Leveraged Buffered S&P 500® Equal Weight Index-Linked Notes due

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC